EXHIBIT 99.1
 Form of proxy  Please date and sign this form of proxy and return it in the enclosed envelope addressed to Algonquin Power & Utilities Corp., c/o TSX Trust Company, Proxy Department, 1170 Birchmount Road, Toronto, Ontario, Canada M1P 5E3, so that it is received before 4:00 p.m. (Eastern Time) on Tuesday, May 31, 2022. In the alternative, you may deliver it by electronic mail (scan both sides) to proxyvote@tmx.com, from a touch-tone telephone by calling 1-888-489-5760, or by facsimile  (fax both sides) to (416) 368-2502 or 1-866-781-3111, or on the internet by visiting www.tsxtrust.com/vote-proxy by not later than 4:00 p.m. (Eastern Time) on Tuesday, May 31, 2022.  The undersigned common shareholder of Algonquin Power & Utilities Corp. (the “Corporation”) hereby appoints Arun Banskota, President and Chief Executive Officer of the Corporation, or, failing him, Arthur Kacprzak, Chief Financial Officer of  the Corporation, or instead of either of them,  (NAME OF PROXYHOLDER)  as proxy of the undersigned, with full power of substitution, to attend and vote at the annual meeting (the “Meeting”) of  common shareholders of the Corporation to be held at 4:00 p.m. (Eastern Time) on Thursday, June 2, 2022 via live webcast online at https://web.lumiagm.com/462963965, password “algonquin2022” (case sensitive), and at any adjournment or postponement thereof, upon the following matters:  NOTE: If you are appointing a proxyholder other than the management nominees, you MUST call 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) by 4:00 p.m. on May 31, 2022 and provide  TSX Trust Company with the required information for your chosen proxyholder so that TSX Trust Company may provide the proxyholder with a Control Number via email. Alternatively, a duly appointed proxyholder may request a control number by completing a form online using  the following link: https://www.tsxtrust.com/control-number-request.  This Control Number will allow your proxyholder to log in to and vote at the Meeting. Without a Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.  VOTE FOR or WITHHOLD VOTE or, if no specification is made,  VOTE FOR the appointment of Ernst & Young LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year;  With respect to the election of the following nominees as directors of the Corporation as set out in the Corporation’s management information circular (the “Circular”) dated April 14, 2022:  Name VOTE FOR WITHHOLD VOTE  Arun Banskota  2. Melissa S. Barnes  3. Amee Chande  4. Daniel Goldberg  5. Christopher Huskilson  6. D. Randy Laney  7. Kenneth Moore  8. Masheed Saidi  9. Dilek Samil  and, if no specification is made, VOTE FOR the election of each of the foregoing nominees;  VOTE FOR or VOTE AGAINST the resolution set forth in Schedule “A” of the Circular approving the unallocated options under the Corporation’s stock option plan;  VOTE FOR or VOTE AGAINST the advisory resolution set forth in Schedule “D” of the Circular approving the Corporation’s approach to executive compensation as disclosed in the Circular;  VOTE FOR or VOTE AGAINST the resolution set forth in Schedule “E” of the Circular approving the continuation,  amendment, and restatement of the Corporation’s shareholder rights plan; and  Amendments or variations to the matters identified in the notice of meeting accompanying the Circular (the “Notice of Meeting”)  and such other business as may properly come before the Meeting or any adjournment or postponement thereof at the discretion  of the proxyholder.

The common shares represented by this form of proxy will be voted or withheld from voting in accordance with the instructions indicated on any ballot that may be called in respect of the same unless the form of proxy otherwise specifies, in which case, the specified instructions will be followed. If no choice is specified in this form of proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated in the printed portion above will vote the common shares represented by this form of proxy as specified for such matter in the Circular. Each common shareholder of the Corporation has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder of the Corporation, to attend and act for and on behalf of the undersigned at the Meeting. To exercise such right, you may do so either by legibly printing the person’s name in the blank space provided above when completing this form of proxy and striking out the names of management’s nominees or by completing another form of proxy. In addition, you MUST call 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) by 4:00 p.m. on May 31, 2022 and provide TSX Trust Company with the required information for your chosen proxyholder so that TSX Trust Company may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to and vote at the Meeting. Without a Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote. Under Canadian corporate and securities laws, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also email your request for financial statements to shareholderinquiries@tmx.com. I would like to receive quarterly financial statements I do not want to receive annual financial statements I would like to receive future mailings by email at This instrument supersedes and revokes any prior appointment of proxy made by the undersigned with respect to voting at the Meeting. Dated: , 2022 Name of Shareholder: (PLEASE PRINT CLEARLY) Signature of Shareholder: NOTES: To be effective, this proxy must be signed by a holder or his or her attorney duly authorized in writing, or, if the holder is a corporation, a duly authorized officer or attorney of the corporation. If the corporation has a corporate seal, its corporate seal should be affixed. If the common shares are registered in the name of an executor, administrator or trustee, please sign exactly as the common shares are registered. If the common shares are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. In many cases, common shares beneficially owned by a holder (“beneficial holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. A beneficial holder should, in particular, review the section entitled “Non-Registered Shareholders” in the accompanying Circular and carefully follow the instructions of their securities dealer or other intermediary. Some holders may own securities as both a registered and a beneficial holder and will need to vote separately as a registered holder and as a beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. If a common share is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if more than one of them are present or represented by proxy, they must vote together the number of common shares indicated on the proxy. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was received by the Corporation or its transfer agent. All holders should refer to the Circular for a more detailed explanation of the rights of common shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.